Mail Stop 4561

May 12, 2009

*By U.S. Mail and facsimile to (920) 491-7144.*

Mr. Joseph B. Selner
Chief Financial Officer
Associated Banc-Corp
1200 Hansen Road
Green Bay, Wisconsin 54304

> **Re:     Associated Banc-Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 001-31343**

Dear Mr. Selner:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting Comments

Selected Financial Data, page 24

1.      We note that your efficiency ratio excludes investment securities gains, net and asset sale gains, net.   Please tell us and revise your future filings to disclose whether your presentation of the efficiency ratio complies with that of your primary banking regulator.  To the extent that it does not reflect the definition of the efficiency ratio based on your primary banking regulator's guidance, it would

appear to be a non-GAAP measure under Item 10(e) of Regulation S-K. Accordingly, please revise your future filings to include a reconciliation of this measure to the closest GAAP ratio or the ratio based on your primary banking regulator's definition, and provide all of the disclosures required by Item 10(e) of Regulation S-K.

Critical Accounting Policies, page 27

2.      We note your disclosure on page 28 that "The Corporation believes the allowance for loan losses is *adequate* as recorded in the consolidated financial statements." Please revise, here and throughout your filing, to state that the level of the allowance for loan losses is "appropriate", if true.

Note 10 Stockholders' Equity, page 96

3.      Please revise to disclose the following information related to your preferred shares and common stock warrants issued in connection with your participation in the CPP:

   a.   Please revise to specifically disclose the methodologies used to determine the respective fair values of both the preferred stock and the common stock warrants for the purposes of allocating the proceeds.

   b.   Please revise to disclose the assumptions used to determine the fair value of the preferred stock for the purposes of allocating the proceeds.

Note 12 Retirement Plans, page 102

4.      Please revise to disclose the period over which you define "long-term" as it relates to your expected long-term rate of return on plan assets. Additionally, please disclose what your actual rate of return on plan assets has been for both 2008 and 2007.

Fair Value of Financial Instruments, page 122

5.      In your disclosure here, you state that for available-for-sale securities, you utilize bid quotations received from securities dealers when the bid prices are not available or published in newspapers. Please tell us and revise to disclose the following:

   a.   Please disclose how the use of bid quotations from securities dealers relates to your disclosure on page 118 that states that you use quoted market prices, when available. Please clarify where you classify the bid quotations received from securities dealers in the fair value hierarchy.

     b.  Please disclose whether the bid quotations received from securities dealers are binding or non-binding, and quantify the portion of the securities portfolio that is valued using this methodology.  If you receive non-binding bids, please tell us why you do not obtain binding quotes.

     c.  Please tell us whether the bid quotations received from securities dealers have appropriately considered the lack of liquidity in the marketplace.

     d.  Please revise to expand your disclosure to discuss in more detail the internal validation procedures you perform on the bid quotations received from securities dealers.  For example, please discuss systems controls you have in place, your procedures to control outlying prices and other exceptions and the procedures you perform to analyze relative values based on specific characteristics of securities. Furthermore, please expand disclosures regarding the valuation methodologies and assumptions utilized by dealers along with any testing of significant assumptions that you may perform.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings, includes your proposed disclosure revisions and provides any requested supplemental information.  Please file your response on EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the accounting comments may be directed to Rebekah Moore at (202) 551-3303 or me at (202) 551-3494.

Sincerely,

Kevin W. Vaughn
Branch Chief